SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on June 30th, 2021, drawn up in summary form

1.	Date, Time and Venue. On June 30th, 2021, starting at 10:00 a.m., by videoconference, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.	Call and Attendance. Call notice duly given pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa e Claudia Quintella Woods. Mr. Michel Dimitrios Doukeris was also present as a guest.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.        Option Plan and Capital Increases. In accordance with the issuance flow of new shares to be delivered to the beneficiaries of the Company's stock option programs exercising their respective options, approved by the Board of Directors at a meeting held on March 25th, 2019, verify the following capital increases detailed in Exhibit I, within the authorized capital limit, as provided for in article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increases with the Board of Trade, in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76.

In view of the exercise of options between 06/02/2021 and 06/28/2021 (included), as detailed in Exhibit I, 1,927,341 new common shares were issued for the total price of issuance of R$ 28,845,502.61, with the capital stock increasing from R$ 57,977,455,079.06 to R$ 58,006,300,581.67. The capital stock is now divided into 15,741,455,195 registered common shares, with no par value.

The new issued shares shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

5.	Closure. With no further matters to be discussed, these Minutes hereof were drawn up and duly executed.

São Paulo, June 30th, 2021.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano	/s/ Marcos de Barros Lisboa
/s/ Claudia Quintella Woods	/s/ Letícia Rudge Barbosa Kina Secretary

Exhibit I

Date	Stock Option Program*	Date of Option Grant	No. Issued Shares	Capital Increase (R$)	Capital Stock Before (R$)	Capital Stock After (R$)	No. Shares Before	No. Shares After
02-jun-21	2011.2	25-nov-11	45,700	547,120.40	57,977,455,079.06	57,978,002,199.46	15,739,527,854	15,739,573,554
02-jun-21	2014.2	01-dec-14	17,876	301,210.60	57,978,002,199.46	57,978,303,410.06	15,739,573,554	15,739,591,430
02-jun-21	2015.3	01-dec-15	16,803	313,207.92	57,978,303,410.06	57,978,616,617.98	15,739,591,430	15,739,608,233
02-jun-21	2015.4	22-dec-15	263,920	4,750,560.00	57,978,616,617.98	57,983,367,177.98	15,739,608,233	15,739,872,153
02-jun-21	2011.2	25-nov-11	95,210	1,139,854.12	57,983,367,177.98	57,984,507,032.10	15,739,872,153	15,739,967,363
02-jun-21	2011.2	25-nov-11	532,405	6,373,952.66	57,984,507,032.10	57,990,880,984.76	15,739,967,363	15,740,499,768
02-jun-21	2011.2	25-nov-11	76,717	918,455.92	57,990,880,984.76	57,991,799,440.68	15,740,499,768	15,740,576,485
02-jun-21	2014.2	01-dec-14	44,690	753,026.50	57,991,799,440.68	57,992,552,467.18	15,740,576,485	15,740,621,175
02-jun-21	2013.2	02-dec-13	40,316	707,948.96	57,992,552,467.18	57,993,260,416.14	15,740,621,175	15,740,661,491
02-jun-21	2015.3	01-dec-15	34,042	634,542.88	57,993,260,416.14	57,993,894,959.02	15,740,661,491	15,740,695,533
02-jun-21	2014.2	01-dec-14	125,132	2,108,474.20	57,993,894,959.02	57,996,003,433.22	15,740,695,533	15,740,820,665
02-jun-21	2015.3	01-dec-15	16,803	313,207.92	57,996,003,433.22	57,996,316,641.14	15,740,820,665	15,740,837,468
04-jun-21	2014.2	01-dec-14	17,876	301,210.60	57,996,316,641.14	57,996,617,851.74	15,740,837,468	15,740,855,344
04-jun-21	2014.2	01-dec-14	21,451	361,449.35	57,996,617,851.74	57,996,979,301.09	15,740,855,344	15,740,876,795
04-jun-21	2013.2	02-dec-13	19,352	339,821.12	57,996,979,301.09	57,997,319,122.21	15,740,876,795	15,740,896,147
07-jun-21	2011.2	25-nov-11	45,700	547,120.40	57,997,319,122.21	57,997,866,242.61	15,740,896,147	15,740,941,847
07-jun-21	2014.2	01-dec-14	50,947	858,456.95	57,997,866,242.61	57,998,724,699.56	15,740,941,847	15,740,992,794
07-jun-21	2011.2	25-nov-11	30,465	364,726.98	57,998,724,699.56	57,999,089,426.54	15,740,992,794	15,741,023,259
07-jun-21	2015.3	01-dec-15	16,803	313,207.92	57,999,089,426.54	57,999,402,634.46	15,741,023,259	15,741,040,062
07-jun-21	2015.4	22-dec-15	105,568	1,900,224.00	57,999,402,634.46	58,001,302,858.46	15,741,040,062	15,741,145,630
07-jun-21	2014.2	01-dec-14	17,876	301,210.60	58,001,302,858.46	58,001,604,069.06	15,741,145,630	15,741,163,506
07-jun-21	2012.2	12-nov-12	29,125	500,891.75	58,001,604,069.06	58,002,104,960.81	15,741,163,506	15,741,192,631
07-jun-21	2013.2	02-dec-13	24,190	424,776.40	58,002,104,960.81	58,002,529,737.21	15,741,192,631	15,741,216,821
07-jun-21	2014.2	01-dec-14	26,814	451,815.90	58,002,529,737.21	58,002,981,553.11	15,741,216,821	15,741,243,635
07-jun-21	2015.3	01-dec-15	20,165	375,875.60	58,002,981,553.11	58,003,357,428.71	15,741,243,635	15,741,263,800
08-jun-21	2014.2	01-dec-14	17,876	301,210.60	58,003,357,428.71	58,003,658,639.31	15,741,263,800	15,741,281,676
08-jun-21	2015.3	01-dec-15	16,803	313,207.92	58,003,658,639.31	58,003,971,847.23	15,741,281,676	15,741,298,479
09-jun-21	2011.2	25-nov-11	38,080	455,893.76	58,003,971,847.23	58,004,427,740.99	15,741,298,479	15,741,336,559
09-jun-21	2015.3	01-dec-15	51,063	951,814.32	58,004,427,740.99	58,005,379,555.31	15,741,336,559	15,741,387,622
09-jun-21	2015.3	01-dec-15	16,803	313,207.92	58,005,379,555.31	58,005,692,763.23	15,741,387,622	15,741,404,425
17-jun-21	2011.2	25-nov-11	25,385	303,909.22	58,005,692,763.23	58,005,996,672.45	15,741,404,425	15,741,429,810
28-jun-21	2011.2	25-nov-11	25,385	303,909.22	58,005,996,672.45	58,006,300,581.67	15,741,429,810	15,741,455,195
			1,927,341	28,845,502.61

* The Company's stock option programs 2011.2 and 2012.2 were granted by Companhia de Bebidas das Américas - AmBev on the dates specified in the table above, and received by the Company under the “Migration Program” approved by the Board of Directors on July 31, 2013, under the Stock Option Plan approved at the Extraordinary General Meeting held on July 30, 2013 (“Stock Option Plan”). The programs 2013.2, 2014.2, 2015.3 and 2015.4 were approved by the Board of Directors on the dates specified in the table above, also under the Stock Option Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer